Exhibit (n)

DREXEL HAMILTON MUTUAL FUNDS
MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

This Multiple Class Plan (the "Plan") has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act") by a majority of the Trustees of Drexel Hamilton Mutual Funds (the "Trust"), including a majority of those Trustees who are not interested persons of the Trust as defined in the 1940 Act (the "Independent Trustees"), with respect to the Trust and each Fund set forth in Appendix A.

The Plan, in accordance with Rule 18f-3 under the 1940 Act, (i) designates classes of shares of each Fund and (ii) sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

The Trustees of the Trust, including a majority of the Independent Trustees, have determined that the Plan, including the allocation of expenses, is in the best interests of the Funds and each class of shares offered by the Funds.

I.  CLASSES OFFERED.  The shares of the Funds are divided into Investor Class and Institutional Class shares. Investor Class shares are available to investors as disclosed in the Fund's prospectus and are offered through the principal underwriter of the Funds (the "Distributor") and through authorized banks, securities brokers or dealers and other financial institutions that have entered into a selling or other similar agreement with the Distributor and/or the Trust. Institutional Class shares are available only to certain eligible investors as disclosed in a Fund's prospectus and are offered through the Distributor and through authorized banks, securities brokers or dealers and other financial institutions that have entered into a selling or other similar agreement with the Distributor and/or the Trust.

A. INVESTOR CLASS SHARES. Investor Class shares are offered and sold at net asset value per share (without imposition of a front-end sales or deferred sales charges).  Investor Class shares are subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. The distribution plan for the Investor Class shares allows for the payment of a distribution fee up to 0.25% of average daily net assets of the Investor Class shares to reimburse the Distributor for amounts it has paid (a) for services or expenses primarily intended to result in the sale of Investor Class shares, and (b) to others who render assistance in distributing, promoting or providing shareholder services to shareholders of Investor Class shares of the Fund.

B. INSTITUTIONAL CLASS SHARES. Institutional Class shares are offered and sold at the net asset value per share (without imposition of a front-end sales or deferred sales charges).  Institutional Class shares are not subject to Rule 12b-1 distribution fees or shareholder service fees.

II. EXPENSE ALLOCATION. All expenses of a Fund shall be allocated among each of its Classes in accordance with Rule 18f-3 under the 1940 Act, except that the fees and expenses incurred by the Fund under the distribution plan shall be allocated to the Investor Class shares. Subject to the approval of the Trustees, including a majority of the Independent Trustees, the following "Class Expenses" may be allocated on a class-by-class basis:

1.	transfer agency and other record keeping costs;

2.	Securities and Exchange Commission and blue sky registration or qualification fees;

3.
printing and postage expenses related to printing, preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

4.	audit or accounting fees or expenses relating solely to such class;

5.	the expenses of administrative personnel and services as required to support the shareholders of such class;

6.	litigation or other legal expenses relating solely to such class;

7.	Trustee fees and expenses incurred as a result of issues relating solely to such class; and

8.	other expenses subsequently identified and determined to be properly allocated to such class.

All expenses not now or hereafter designated as Class Expenses (such other expenses, "Fund Expenses") will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

III. WAIVERS AND REIMBURSEMENTS. The investment adviser of the Fund (the "Adviser") or Distributor may choose to waive or reimburse Rule 12b-1 fees, transfer agency fees or any Class Expenses on a voluntary, temporary basis. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

IV. INCOME, GAIN AND LOSSES. Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.

V. CONVERSIONS. Institutional Class shares held by a shareholder that is no longer eligible to own such shares may be converted to Investor Class shares from time to time upon written instruction from the Fund to the Fund's transfer agent, provided that (1) the shareholder is given prior notice of the proposed conversion and (2) the conversion is effected on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge. Persons who hold Investor Class shares that are eligible to own Institutional Class shares may convert their Investor Class shares into Institutional Class shares, subject to the Fund's discretion, as described in the prospectus.  Any conversion from Investor Class shares to Institutional Class shares shall be on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge. Any such conversion will occur at the respective net asset values of the share Classes next calculated after the Fund's receipt of the shareholder's request in good order.

VI. VOTING AND OTHER RIGHTS. Each Class of shares shall have (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligation as the other class.

VII.  EXCHANGE PRIVILEGES.  Institutional Class Shares of the Funds may be exchanged for shares of another fund managed by the same adviser of the Fund, as set forth in the Fund's prospectus.  Investor Class shares may be exchanged for the same class of shares of another fund managed by the same adviser as the Fund.  Any exchange feature applicable to a Class will be described in the Fund's prospectus.

VIII. AMENDMENTS TO THE PLAN. The Plan may not be materially amended to change its provisions unless a majority of the Trustees, including a majority of the Independent Trustees, shall find that the Plan, as proposed and including the expense allocations, is in the best interest of each Class individually and the Fund as a whole.

IX.  COMPLIANCE WITH FUND GOVERNANCE STANDARDS.  While the Plan is in effect, the Trust will comply with the fund governance standards set forth in Rule 0-1(a)(7) under the 1940 Act.

APPENDIX A

Funds

Drexel Hamilton Multi-Asset Real Return Fund